UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MEDIA GENERAL, INC.
(Name of Issuer)

Voting Common Stock, no par value
(Title of Class of Securities)

584404107

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 26,698,209 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 26,698,209 shares of Voting Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,698,209 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 30.43%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Standard General Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 26,698,209 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 26,698,209 shares of Voting Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,698,209 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 30.43%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. Standard General Communications LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 22,948,683 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 22,948,683 shares of Voting Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,948,683 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions [ ]
13	Percent of Class Represented by Amount in Row (11) 26.16%
14	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 26,698,209 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 26,698,209 shares of Voting Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,698,209 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 30.43%
14	Type of Reporting Person (See Instructions) IN, HC

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to shares of Voting Common Stock, no par value (the “Voting Common Stock”), of Media General, Inc., a Virginia corporation (the “Issuer”).  This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on November 22, 2013.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

This Amendment is being filed to amend Items 4, 5 and 6 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On March 21, 2014, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Mercury New Holdco, Inc., a Virginia corporation and a direct, wholly owned subsidiary of the Issuer (“New Holdco”), Mercury Merger Sub 1, Inc., a Virginia corporation and a direct, wholly owned subsidiary of New Holdco (“Merger Sub 1”), Mercury Merger Sub 2, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of New Holdco (“Merger Sub 2”) and LIN Media LLC, a Delaware limited liability company (“LIN”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement,  (i) Merger Sub 1 will merge with and into the Issuer (the “Media General Merger”), with the Issuer surviving the Media General Merger as a direct, wholly owned subsidiary of New Holdco, and immediately following the effective time of the Media General Merger (ii) Merger Sub 2 will merge with and into LIN (the “LIN Merger” and, together with the Media General Merger, the “Mergers”), with LIN surviving the LIN Merger as a direct, wholly owned subsidiary of New Holdco.  The completion of the Mergers is subject to certain conditions, including, among others: (i) the receipt of approval from the Federal Communications Commission and the expiration or early termination of the waiting period applicable to the Mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the absence of certain legal impediments to the consummation of the Mergers, (iii) the adoption of the agreement by the shareholders of LIN, (iv) the approval by the shareholders of the Issuer and (v) certain customary third party consents.

Pursuant to the terms of the Merger Agreement, following the consummation of the Mergers, New Holdco will have a board of directors consisting initially of eleven directors, four of whom will be designated by LIN and seven of whom will be designated by the Issuer.  In addition, the non-executive chairman of the board of directors of New Holdco will be designated by the Issuer.

In addition, pursuant to the terms of the Merger Agreement, Mr. Vincent L. Sadusky, the current President and Chief Executive Officer of LIN, will become the President and Chief Executive Officer of New Holdco.  Under the terms of the articles of incorporation of New Holdco, until the third anniversary of the LIN Merger, the Board of Directors of New Holdco will not be permitted to remove Mr. Sadusky without cause without the approval of at least one director that was designated by LIN.

Also on March 21, 2014, in connection with the execution of the Merger Agreement, the Funds entered into a Voting and Support Agreement (the “Voting Agreement”) with the Issuer and LIN, pursuant to the terms of which the Funds agreed, subject to certain exceptions, to vote the shares of Voting Common Stock held by them in favor of the transactions contemplated by, and to take certain actions in furtherance of, the Merger Agreement. The Voting Agreement terminates upon the earlier to occur of (i) the effective time of the LIN Merger, or (ii) the termination of the Merger Agreement in accordance with its terms.

The foregoing descriptions of the Merger Agreement and the Voting Agreement are summaries and are qualified in their entirety by reference to the full text of such agreements. The Voting Agreement is filed as Exhibit 99.1 to this Amendment and hereby incorporated herein by reference. The Merger Agreement was filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 24, 2014.

Item 5.	Interest in Securities of the Issuer

The third paragraph of the response set forth in Item 5 of Schedule 13D is hereby amended and restated as follows:

The percentage calculations herein are based on 87,733,937 shares outstanding as of March 17, 2014 as disclosed in the Merger Agreement, which is filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the SEC on March 24, 2014.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response set forth in Item 6 of Schedule 13D is amended and supplemented by adding the following:

The Funds intend to support the transactions contemplated by the Merger Agreement and have entered into the Voting Agreement, which is described in Item 4 above.  The disclosures contained in Item 4 of this Amendment are incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Voting and Support Agreement, dated as of March 21, 2014, by and among LIN Media LLC, Media General, Inc. and the Funds.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date:              March 25, 2014

STANDARD GENERAL L.P.

By: Standard General Holdings L.P.,
its General Partner

By: Standard General S Corp,
its General Partner

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Director

STANDARD GENERAL FUND L.P.

By: Standard General L.P.,
its Manager

By: Standard General Holdings L.P.,
its General Partner

By: Standard General S Corp,
its General Partner

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Director

STANDARD GENERAL COMMUNICATIONS LLC

By: Standard General L.P.,
its Manager

By: Standard General Holdings L.P.,
its General Partner

By: Standard General S Corp,
its General Partner

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Director

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim